Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178786-01

SUPPLEMENT NO. 4 DATED NOVEMBER 10, 2014

TO THE PROSPECTUS DATED JULY 1, 2014

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated July 1, 2014, as supplemented by Supplement No. 1 dated September 4, 2014, Supplement No. 2 dated October 24, 2014, and Supplement No. 3 dated November 6, 2014.

Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company;

2)	update regarding our relationship with RCS Capital Corporation; and

3)	an update on our risk factors.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of November 6, 2014, we had accepted investors’ subscriptions for and issued 707,269.485 shares in the offering, resulting in our receipt of gross proceeds of approximately $7,030,800.

Update Regarding our Relationship with RCS Capital Corporation

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our advisor and the investment committee of our advisor, our board of directors, and the dealer manager.

On October 29, 2014, American Realty Capital Properties, Inc. (“ARCP”) announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon as a result of certain accounting errors that were not corrected after being discovered. ARCP and RCS Capital Corporation (“RCS”) are involved in a contract dispute related to certain assets of ARCP that RCS intended to acquire. ARCP is a public company that is a separate entity from RCS, which is the indirect owner of Strategic Capital Advisory Services, LLC (“SCAS”)—the non-controlling minority member of our advisor Greenbacker Capital Management LLC (“advisor”) and SC Distributors LLC, our dealer manager (“dealer manager”). ARCP is not affiliated with us and therefore, ARCP’s announcement regarding its financial statements is not related to our financial operations. Our board of directors is comprised of a majority of independent directors, with additional oversight provided by an audit committee, all of whose members are independent directors. At no time have any of our independent directors served as officers or directors of ARCP or any ARCP-controlled entity. In addition, KPMG LLP is our independent auditor and will provide the audit opinion for our 2014 financial statements. We are supported by a dedicated financial accounting and reporting team and we maintain our own financial reporting procedures, which have been reviewed by our audit committee as well as KPMG LLP. In addition, we have engaged US Bancorp Fund Services LLC, an independent third party agent, to provide accounting and administrative services to us, with oversight by our advisor. All of our officers, including our chief financial officer, have had significant tenures with us and also have considerable experience in the financial services sector and, in particular, the energy, infrastructure, and project finance sectors. Therefore, we reiterate that the accounting issues regarding ARCP are not related to our financial reporting.

Our advisor is unaffiliated with RCS, the parent company of the dealer manager and SCAS, and any affiliates of RCS. Neither RCS nor any of its affiliates have any control over the management of our advisor and, except for Ken Jaffe who is president of SCAS and an executive vice president of our advisor, none of the officers or key employees of the Company or our advisor has ever served as an officer or director of RCS or its affiliates. As further discussed below, Mr. Jaffe is not a member of our advisor’s investment committee, and he is also not a member of our board of directors or any committee thereof.

Our Board of Directors

We operate under the direction of our board of directors, a majority of which are independent of us—Kathleen Cuocolo, Robert Herriott and David M. Kastin. Charles Wheeler, who also serves as the President of the Company and Senior Managing Director and Chief Investment Officer of our advisor, and David Sher, who also serves as Chief Executive Officer of our advisor, are the other members of our board of directors. No member of our board of directors, including Messrs. Sher and Wheeler, has ever served as an officer or director of RCS, the dealer manager, or any of their affiliates.

Investment Committee of our Advisor

Our advisor utilizes an internal investment committee to oversee the implementation of our investment strategy and to govern multiple aspects of our portfolio. The investment committee, among other things:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective projects);

•	closes and monitors the investments we make; and

•	assists in the preparation of requests to members.

The investment committee is comprised of Charles Wheeler, who also serves as President of the Company, and is Senior Managing Director and Chief Investment Officer of our advisor and a member of our board of directors, David Sher, who serves as Chief Executive Officer of our advisor and is a member of our board of directors, and two representatives of GGIC, LTD, which is a strategic investor in our advisor—Sonny Lulla and Thomas Tribone. No member of the investment committee has ever served as an officer or director of RCS, the dealer manager, or any of their affiliates.

The Dealer Manager

SC Distributors, LLC, or the dealer manager, is a wholly-owned subsidiary of RCS. The dealer manager coordinates the distribution of our shares on a best efforts basis, manages our relationships with participating broker-dealers and provides assistance in connection with compliance matters relating to the marketing of our offering. The dealer manager provides only the foregoing distribution-related services to us, and does so pursuant to the dealer manager agreement in place. The dealer manager exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. For the avoidance of doubt, the dealer manager owns no equity interests in our advisor.

Our Advisor

Pursuant to the operating agreement of our advisor, the non-controlling member generally provides to us, on behalf of our advisor, certain non-investment advisory services, including but not limited to formation services related to our company and the structure of our organization, financial and strategic planning advice and analysis, overseeing the development of marketing materials, selecting and negotiating with third party vendors and other administrative and operational services. The non-managing member exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations.

Update to our Risk Factors

The following risk factor should be read in conjunction with, and supplements as appropriate, the disclosure contained in the section of our prospectus titled “Risk Factors–Risks Related to This Offering and Our Shares.”

Recent disclosures made by ARCP, a public company, regarding alleged accounting errors made by ARCP employees have led to market concerns regarding RCS, as well as the suspension of the distribution of our shares in our ongoing public offering by a limited number of broker-dealers. To the extent additional broker-dealers suspend their participation in our offering, we may be unable to raise sufficient capital to enable us to meet our investment objectives, and as a result your investment in us may suffer adverse consequences.

On October 29, 2014, ARCP announced that it was restating its earnings after discovering that several employees “intentionally made” accounting mistakes that caused ARCP to understate net losses during the first half of 2014. These alleged accounting errors have resulted in the resignations of both ARCP’s then- chief financial officer and ARCP’s then- chief accounting officer. The SEC, as well as the Federal Bureau of Investigation, announced that they have each opened criminal investigations into ARCP’s accounting practices, in conjunction with an investigation by the U.S. Attorney’s Office for the Southern District of New York.

The success of this offering and our ability to implement our business strategy is dependent upon the ability of the dealer manager to retain key employees and to operate and maintain a network of licensed securities broker-dealers and other agents. If legal actions brought against ARCP affect RCS, the parent of the dealer manager, have an adverse impact upon the financial condition of RCS, and as a consequence upon the financial condition of the dealer manager, it could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy.

As a result of ARCP’s announcements regarding the alleged accounting errors, a number of broker-dealer firms that had been participating in the distribution of certain public offerings sponsored by affiliates of ARCP and RCS, have suspended their participation in the distribution of those offerings, and additional broker-dealers may do so in the future. Because RCS is affiliated with the dealer manager, a limited number of broker-dealers that had been participating in the distribution of our public offering have suspended their participation in our offering, and additional broker-dealers may do so in the future. To the extent that broker-dealers have and continue to determine to suspend participation in our offering, we may be unable to raise sufficient capital to meet our investment objectives and achieve a diversified portfolio. If this occurs, your investment in us may suffer adverse consequences.

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